SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana Presents at Biotech Showcase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

January 7, 2019

Prana Presents at Biotech Showcase following strategic investment by Life Biosciences

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 7th January 2019: Prana Biotechnology Ltd (ASX: PBT, NASDAQ: PRAN) (“Prana” or “the Company”) has today announced its Chief Medical Officer Dr David Stamler, MD will present at the Biotech Showcase in San Francisco on Monday 7th January, US Pacific Standard Time.

The Biotech Showcase is a satellite event during the JP Morgan Healthcare Conference held each year in San Francisco attracting more than 3600 investors.

The presentation by Dr Stamler follows the Company’s announcement that private Boston based Life Biosciences LLC (“Life Biosciences”) was the lead investor in a program to raise up to approximately A$44.5 (approx. US$31.4) million. Life Biosciences has initially invested US$7.5M (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). A further amount of up to A$31 (US$21.9) million (approx.) would be invested by Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction.

The investment is an important endorsement of the significance of Prana’s work in addressing neurodegenerative disease and will enable the acceleration of its drug development programs.

Prana’s lead candidate PBT434 is currently in Phase 1 clinical trial as an experimental treatment for two forms of highly debilitating Parkinsonian diseases, MSA (Multiple System Atrophy) and PSP (Progressive Supranuclear Palsy). The trial is being conducted in Melbourne, Australia, and is recruiting and dosing healthy adult and elderly volunteers to ascertain the optimal drug dose. The primary end goal is to demonstrate the safety and tolerability for PBT434 with a secondary endpoint of pharmacokinetic measures assessing the absorption and metabolism in the human body.

ENDS

Contacts:

Investor Relations and Media

Rebecca Wilson

E: rwilson@we-buchan.com

Tp: +61 0417 382 391

About Prana Biotechnology:

Prana’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements:

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "would," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the ability to close the Transaction, the use of proceeds of the Transaction, the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the financial markets, the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.